

02004898

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-53174

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GVR Company, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3030
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Grove 312-663-7102
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Deloitte & Touche LLP

180 North Stetson Avenue (ADDRESS) Number and Street — Chicago (City) — IL (State) — 60601-6779 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, Lou Klobuchar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GVR Company, LLC, as of December 31, 192001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CEO

Title


OFFICIAL SEAL
SUZANNE B. HOFFMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-27-2003



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GVR COMPANY, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of GVR Company, LLC:

We have audited the accompanying statement of financial condition of GVR Company, LLC (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GVR Company, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2002
(February 22, 2002 as to Note 12)

GVR COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 6,510,397
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	30,000
DEPOSITS WITH CLEARING ORGANIZATIONS	425,000
SECURITIES OWNED - At market	746,537
RECEIVABLES FROM CLEARING ORGANIZATION	406,433
FURNITURE AND EQUIPMENT - Net of accumulated depreciation of $41,462	409,292
GOODWILL	38,935,800
EXCHANGE MEMBERSHIP - At cost	7,500
OTHER ASSETS	707
TOTAL ASSETS	$47,471,666

LIABILITIES AND MEMBER CAPITAL

PAYABLE TO CUSTOMERS	$ 22,972
PAYABLE TO BROKERS AND DEALERS	967,596
SECURITIES SOLD, NOT YET PURCHASED - At market	244,405
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,909,882
DEFFERED COMPENSATION	752,469
Total liabilities	3,897,324
MEMBER CAPITAL	43,574,342
TOTAL LIABILITIES AND MEMBER CAPITAL	$47,471,666

See notes to statement of financial condition.

GVR COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization - GVR Company, LLC (the "Company") is a wholly owned subsidiary of Dempsey & Company, LLC ("Dempsey"), an indirect, wholly owned subsidiary of E*TRADE Group, Inc. ("E*TRADE").

Nature of Operations - The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission, a member of the National Association of Securities Dealers ("NASD"), and a clearing member of the National Securities Clearing Corporation.

The Company operates as a market-maker in the over-the-counter equity securities, primarily those traded in The NASDAQ Stock Market and on the OTC Bulletin Board. A market-maker provides a fairly and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. Trading gains and losses result from these activities.

2. ACQUISITION

The Company was formed as the result of the merger of four separate companies into Dempsey on January 29, 2001. All four companies were members of the Chicago Stock Exchange ("CHX") engaged in Listed and OTC operations on the CHX floor and one company was involved with off-the-floor trading operations. At the date of the merger, all four companies transferred their CHX trading rights, cash and certain liabilities for equity in Dempsey in the form of membership interests. Immediately following the merger, Dempsey transferred these assets and liabilities into the Company. The Company is a NASD member, which trades bulletin board and OTC issues.

On October 1, 2001, E*TRADE purchased all outstanding membership interests of Dempsey for cash and E*TRADE common stock. This acquisition was accounted for under the purchase method of accounting and as a result of this transaction, E*TRADE's accounting basis in the assets and liabilities of the Company was "pushed down" to the Company and used to revalue its assets and liabilities at their estimated fair market value and record goodwill. This resulted in $38,935,800 of goodwill being recorded by the Company.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities transactions and related revenues and expenses are recorded on a trade date. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value. Market value is based on listed or quoted market prices.

Cash Segregated Under Federal and Other Regulations - Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

Furniture and Equipment - Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets.

Goodwill - Goodwill represents the excess of amounts paid for acquired businesses over the estimated fair value of the net asset acquired. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2001, no adjustments for impairment were deemed necessary.

Exchange Membership - Exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. As of December 31, 2001, no adjustments for impairment were deemed necessary.

Payable to Customers - Payable to customers include amounts due on cash transactions.

Deferred Compensation - The Company has an unqualified deferred compensation plan covering some of the Company's traders. The amounts deferred are computed each month as a percentage of the trader's profits once the specific trading income levels are reached. The compensation is deferred for a three-year period and does not earn interest. Deferred compensation is forfeited if a trader should cease employment with the Company prior to the date of payment.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. The Company consolidates its taxable income with Dempsey. Dempsey allocates taxable income to its members, who are responsible for reporting the taxes thereon.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and intangible assets acquired in the business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The Company will adopt SFAS No. 142 for its fiscal year beginning January 1, 2002. Under SFAS 142, goodwill acquired subsequent to June 30, 2001, is not amortized.

As of December 31, 2001, unamortized goodwill was $38,935,800. Pursuant to the requirements of SFAS 142, the goodwill recorded as a result of the E*TRADE acquisition was not amortized. With the exception of the reductions of costs and expenses due to no longer recording goodwill amortization, the Company does not expect the effects of adopting SFAS 142 to be material to its financial position.

5. COMMITMENTS

The Company has entered into a noncancelable lease for its office premises, which expires January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31	Amount
2002	$ 186,779
2003	209,394
2004	215,674
2005	222,098
2006	226,814
Thereafter	498,445
Total	$ 1,559,204

The lease is subject to changes in operating costs of the facility.

6. 401(k) PLAN

Dempsey sponsors a 401(k) plan (the "Plan") in which all employees of the Company are eligible to participate. Under the terms of the Plan, the Company matches all employee contributions 100%, up to a maximum 6.25% of compensation.

On January 1, 2002, the assets of the Plan were rolled into the E*TRADE 401(k) Plan in which all employees are eligible to participate.

7. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000,000 or 6-2/3% of "aggregated indebtedness," as these terms are defined.

At December 31, 2001, the Company had net capital, as defined, of $4,100,404, which was $3,100,404 in excess of its required net capital of $1,000,000.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the consolidated statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing

prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

9. RISKS RELATING TO THE REGULATION OF OUR BUSINESS

The Company's role as a market-maker, at times, requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

10. RELATED-PARTY TRANSACTIONS

The Company received trade volume from E*TRADE for which the Company paid E*TRADE $1,018,743 in order flow expense during the period October 1, 2001 through December 31, 2001. At December 31, 2001, the total amount payable for order flow to E*TRADE was $414,034. This amount is recorded in accounts payable.

The Company has three customer accounts that are subject to the reserve requirements pursuant to Rule 15c3-3. The customers consist of employees and relatives of employees. The total amounts due to these customers were $22,972 at December 31, 2001.

The Company clears trades for two broker-dealers, which are owned by employees. The total amounts due to these broker-dealers were $967,596 at December 31, 2001.

11. CONTINGENT LIABILITIES

In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's financial condition and results of operations.

12. SUBSEQUENT EVENT

On February 22, 2002, the Company paid a dividend of $3,000,000 to its parent, Dempsey.

* * * * * *

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com


Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of GVR Company, LLC:

In planning and performing our audit of the financial statements of GVR Company, LLC (the "Company") for the period from January 29, 2001 (date of incorporation) to December 31, 2001 (on which we issued our report dated January 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 25, 2002

GVR Company, LLC

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.